April 21, 2025

John Norris
Director
Lennox International Inc.
2140 Lake Park Blvd.
Richardson, TX, 75080

       Re: Lennox International Inc.
           Schedule 13D filed February 4, 2025 by John W. Norris, III File No. 005-56671
Dear John Norris:

       We have conducted a limited review of the above-captioned filing and have the following comments.

        Please respond to this letter by amending the filing or by providing the requested information. If you do not believe our comments apply to your facts and circumstances or that an amendment is appropriate, please advise us why in a response letter.

       After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

Schedule 13D filed February 4, 2025
General

1.     We note that the event reported as requiring the filing of the Schedule
13D was
       November 6, 2024. Rule 13d-1(a) of Regulation 13D-G requires the filing of a
       Schedule 13D within five business days after the date beneficial ownership of more than five percent of a class of equity securities specified in Rule 13d-1(i)(1) was acquired. Based on the November 6, 2024 event date, the Schedule 13D submitted on
       February 4, 2025 was not timely filed. Please advise us why the Schedule 13D was not filed within the required five business days after the date of the acquisition.
2. The cover page of the above-captioned Schedule 13D indicates that November 6,
       2024 was the date of the event that required this filing to have been made. Please advise us how this date was determined.
Item 5, page 1

3. We note the disclosure that "[i]n the past 60 days, The Cabin Foundation sold in the
 April 21, 2025
Page 2

       open market 2,300 shares of Common Stock described in Item 3." Please revise to provide the requisite disclosure with respect to all transactions in the securities between the deadline for timely filing the Schedule 13D and the actual filing of the
       Schedule 13D. In amending the Schedule 13D to include any of the omitted required disclosures, please be advised that the Instruction to Item 5(c) requires the beneficial owner to "describe," at a minimum, the following: "(1) The identity of the person covered by Item 5(c) who effected the transaction; (2) the date of transaction; (3) the amount of securities involved; (4) the price per share or unit; and (5) where and how the transaction was effected."
        We remind you that the filing person is responsible for the accuracy and adequacy of his disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Blake Grady at 202-551-8573 or Nicholas Panos at
202-551-3266.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Mergers
& Acquisitions